DD 8/29/13

AB 9/3

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RECEIVED
AUG 29 2013
Wash., D.C.
193

SECURI ON

13014408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING ~~06/30/2012~~ 6/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tibra Trading America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Dr Suite 5400
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Deering (312) 780-0749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/7/13

OATH OR AFFIRMATION

I, Daniel Deering, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tibra Trading America LLC, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
AMANDA RUBIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/01/17

Signature

Head of Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
193

TIBRA TRADING AMERICA LLC

Financial Statements and Supplementary Schedules
Pursuant of SEC Rule 17a-5(d)

June 30, 2013

(With Independent Auditor's Report Thereon)

pwc

TIBRA TRADING AMERICA LLC

Financial Statements and Supplementary Schedules
Pursuant of SEC Rule 17a-5(d)

June 30, 2013

(With Independent Auditor's Report Thereon)

TIBRA TRADING AMERICA LLC

June 30, 2013

Table of Contents

pwc

Independent Auditor's Report

To the Member of Tibra Trading America LLC:

We have audited the accompanying financial statements of Tibra Trading America LLC, which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations, of changes in member's capital and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tibra Trading America LLC at June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation and information included on Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 28, 2013

TIBRA TRADING AMERICA LLC
Statement of Financial Condition
June 30, 2013
(Expressed in U.S. dollars)

Assets		
Receivable from clearing broker	$	50,735,969
Dividends receivable		3,937
Securities owned, at fair value		163,724,640
Receivable from affiliates		2,403,790
Fixed assets, net of accumulated depreciation		850,397
Restricted cash		125,000
Other assets		311,996
Total assets	$	218,155,729
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	206,395,590
Accounts payable and accrued liabilities		1,198,907
Capital lease obligations		76,717
Due to affiliates		2,458,342
Total liabilities		210,129,556
Member's equity		8,026,173
Total liabilities and member's equity	$	218,155,729

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC
Statement of Operations
Year ended June 30, 2013
(Expressed in U.S. dollars)

Revenues:		
Trading income, net	$	15,868,738
Interest from trading activities and dividends, net		10,244
Other income		2,870,428
Total revenues		18,749,410
Expenses:		
Compensation and related expenses		4,910,692
Commission, clearing, and exchange fees		7,987,142
Interest expense		7,550
Depreciation and equipment rental		472,017
Communication and data processing		4,995,290
Occupancy and related costs		395,776
Professional fees		125,058
Other expenses		1,557,073
Total expenses		20,450,598
Net loss	$	(1,701,188)

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC
Statement of Changes in Member's Equity
Year ended June 30, 2013
(Expressed in U.S. dollars)

	Paid-in capital	Retained earnings/ (accumulated deficit)	Total
Balance at June 30, 2012	$ 12,800,000	$ (4,576,185)	$ 8,223,815
Capital contributions	3,538,546	-	3,538,546
Capital withdrawals	(2,035,000)	-	(2,035,000)
Net loss	-	(1,701,188)	(1,701,188)
Balance at June 30, 2013	$ 14,303,546	$ (6,277,373)	$ 8,026,173

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC
Statement of Cash Flows
Year ended June 30, 2013
(Expressed in U.S. dollars)

Cash flows from operating activities:		
Net loss	$	(1,701,188)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		410,445
Gain on sale of exchange seat membership		(29,000)
Effects of changes in operating assets and liabilities:		
Receivable from clearing broker		(50,735,969)
Payable to clearing broker		(31,788,396)
Securities owned, at fair value		38,803,071
Securities sold, not yet purchased, at fair value		46,115,455
Dividends receivable		307,878
Other assets		28,252
Accounts payable and accrued liabilities		172,472
Due to affiliates		1,252,440
Due from affiliates		(547,390)
Net cash provided by operating activities		2,288,070
Cash flows from investing activities:		
Sale of exchange membership		95,000
Purchase of fixed assets		(490,874)
Net cash used in investing activities		(395,874)
Cash flows from financing activities:		
Payments for capital withdrawals		(2,035,000)
Payments on capital lease obligations		(126,483)
Bank overdraft		84,357
Net cash used in financing activities		(2,077,126)
Net decrease in cash		(184,930)
Cash and cash equivalents at beginning of period		184,930
Cash at end of period	$	(0)
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	495,482
Non-cash contribution-in kind		1,682,146

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC
Notes to Financial Statements
Year ended June 30, 2013
(Expressed in U.S. dollars)

(1) Background

Tibra Trading America LLC (the "Company") was organized on May 27, 2009 under the Limited Liability Company Act of Delaware. The Company is a wholly owned indirect subsidiary of Tibra Capital Pty Ltd (the "Parent"), and a member of the related affiliated group. The business of the Company is primarily to engage as a market maker and a trader in stocks, stock options, futures, exchange traded options and exchange traded funds listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various stock, options, and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company commenced trading on November 12, 2009.

(2) Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less.

As of June 30, 2013, the Company had overdrafts of $242,761, of which $84,357 was a bank overdraft. Overdrafts are included in accounts payable and accrued liabilities on the statement of financial condition.

(c) Securities Owned, Securities Sold, Not Yet Purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned, and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*.

(d) Restricted Cash

In accordance with the office space lease agreement, the Company had a deposit in the amount of $125,000 in order to collateralize a secured line of credit in the amount of $122,228 that the lessor can draw on in the case of a default on the Company's monthly lease obligations.

(e) Revenue Recognition

Securities transactions and related commissions and clearing expenses are recorded on a trade date basis as securities transactions occur.

(f) ***Interest and Dividend Income and Expense***

Dividends received (paid) on equity securities and exchange traded funds are recognized as income (expense) on the ex-dividend date. Interest income (expense) is recognized on the accrual basis.

(g) ***Fixed Assets***

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(h) ***Statement of Cash Flows***

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(i) ***Income Taxes***

The Company is organized as a single-member limited liability company.

Federal Income Taxes

The Company has not elected to be treated as a corporation for U.S. tax purposes and is treated as a disregarded entity. The Company has no U.S. tax filing requirements as a disregarded entity. As such, the operations of the Company are treated as held directly by its sole member, the Parent.

Australian Income Taxes

The Company's results are included in its Parent's results for Australian tax purposes.

(j) ***Financial Instruments***

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(k) ***New Accounting Pronouncements Adopted***

In December 2011, the FASB issued updated accounting guidance for balance sheet offsetting. The new guidance requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized derivatives. The guidance is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition, results of operations or cash flows.

(3) Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be

(Expressed in U.S. dollars)

received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value stated at closing midpoint of bid and ask on a recurring basis as of June 30, 2013.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equities	$ 12,889,530	$ -	$ -	$ 12,889,530
Options on Futures	16,469,408	-	-	16,469,408
Options on Equities	134,365,702	-	-	134,365,702
Futures owned:				
Futures open trade equity (a)	658,611	-	-	658,611
Totals	$ 164,383,251	$ -	$ -	$ 164,383,251
Liabilities:				
Securities sold, not yet purchased:				
Equities	$ 69,511,112	$ -	$ -	$ 69,511,112
Options on Futures	41,642,860	-	-	41,642,860
Options on Equities	95,241,619	-	-	95,241,619
Futures sold, not yet purchased:				
Futures open trade equity (a)	(1,080,230)	-	-	(1,080,230)
Totals	$ 205,315,361	$ -	$ -	$ 205,315,361

(a) Open trade equity balances presented in receivable from clearing broker on the statement of financial condition.

There were no Level 2 or Level 3 securities held or owned during the year. As such, there were no significant movements of assets or liabilities between levels.

(Expressed in U.S. dollars)

(4) Related Parties

Affiliate Service Charges and Income

During the period, the Company utilized service agreements with its affiliates under which the affiliates provided the Company with or received from the Company trading services support, software licenses and administration. The Company is charged for services performed by its affiliates and receives income for services provided to its affiliates. For the period, the Company was charged $996,164 in respect of its service agreements with its affiliates and this is included in the other expenses line of the statement of operations. Included in other income is $2,841,428 related to payments received from Tibra Global Service Pty Ltd. for the period in accordance with trading platform service agreements. Based upon changes to the arrangements in July 2012, the Company does not expect to receive or make material payments under these service agreements in future periods.

Equipment

The Company pays monthly equipment usage fees on behalf of Tibra Global Service Pty Ltd. in exchange for the right to borrow such equipment. Tibra Global Service Pty Ltd. has the right to request the return of such equipment at any time. For the year ended June 30, 2013, the Company incurred $48,828 in usage fees, which is included in depreciation and equipment rental on the statement of operations.

Sale of Exchange Membership

On April 8, 2013, the Company sold its CBOT exchange membership to an affiliate, Tibra Trading Derivatives LLC, for $95,000. The sale resulted in a gain of $29,000, which is included in other income on the statement of operations.

Due to / from Affiliates

Due to and from affiliates consists of noninterest bearing transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and due on demand. The following table presents the Company's amounts receivable from and due to affiliates as of June 30, 2013:

Tibra Capital Pty Ltd	$	(85,288)
Tibra Global Services Pty Ltd		129,942
Tibra Trading Europe Ltd		(2,368,274)
Tibra Trading NBV LTD		(4,779)
Tibra Trading Derivatives LLC		424,910
Tibra North America Pty Ltd	$	1,848,938

In April 2013, the company received a capital contribution in the amount of $1,682,146 through an offset of an affiliate payable. In June 2013, the Company received a capital contribution of $1,856,400, which is included in receivable from affiliates as of June 30, 2013.

(5) Receivable from Clearing Broker

The Company clears its proprietary transactions through another broker-dealer/futures commission merchant on a fully disclosed basis. In general, all amounts and positions on deposit with the clearing broker serve as collateral for the company's trading activity.

(Expressed in U.S. dollars)

The following table presents the Company's receivable from clearing broker of June 30, 2013:

Unsettled trades	$	71,763,607
Cash positions		(22,766,479)
Futures owned		658,611
Futures sold, not yet purchased		1,080,230
Total	$	50,735,969

(6) Fixed Assets

Fixed Assets at June 30, 2013 comprised the following:

Software	$	11,787
Office equipment		1,707,898
Office furniture		27,145
Less accumulated depreciation		(896,432)
Total	$	850,398

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $4,142,902 which was $3,894,278 greater than its required net capital of $248,624. The Company's net capital ratio was 0.90 to 1.

(8) Derivatives and Hedging

Derivatives and Hedging ASC 815, *Derivatives and Hedging*, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading income in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from clearing broker. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

(Expressed in U.S. dollars)

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts trading activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker, the Company executes approximately 80,000 option contracts, 7,000 futures contracts, and 250,000 equities shares daily. For the year ended June 30, 2013, the company recorded the following gains and losses relating to each type of instrument traded:

Futures	$	(42,892,155)
Equities		24,452,528
Options		34,308,365
Trading income, net	$	15,868,738

(9) Commitments

Operating Leases

For the year ended June 30, 2013, rent expense for office space was approximately $296,000.

The Company has a noncancelable operating lease for its office and that requires the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable operating lease (with initial or remaining lease terms in excess of one year), are approximately as follows as of June 30, 2013:

Year ending June 30:		
2014	$	382,768
2015		195,681
Total	$	578,449

(Expressed in U.S. dollars)

Capital Leases

As of June 30, 2013, the Company has two outstanding capital leases. The Company entered into a capital lease agreement on September 22, 2011 with M&I Equipment Finance for equipment costing $108,622. The lease matures in September 2013 with an imputed interest rate of 5.20 percent. In addition, the Company entered into a capital lease agreement on April 12, 2012 with BMO Harris Equipment Finance Company for equipment costing $145,547 with an imputed interest rate of 5.28 percent. The lease matures in April 2014. For the year ended June 30, 2013, capital lease payments totaled $146,893, of which $7,666 relates to interest, which is reflected in interest expense on the statement of operations, $12,744 relates to tax expenses, which is reflected in depreciation and equipment rental on the statement of operations, and $126,483 is recorded as a reduction to the Company's capital lease obligations, which is reflected on the statement of financial condition. The following is a schedule of the future minimum payments under the Company's capital lease together with the net present value of the net minimum lease payments as of June 30, 2013:

Year ending June 30:		
2014	$	78,364
Less amount representing interest		(1,647)
Total	$	76,717

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

(10) Risks and Uncertainties

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options, futures, and U.S. treasury. Settlement of these transactions generally takes place in the United States through a clearing broker utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's broker. The Company's broker generally

has broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral.

The broker may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This results in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC or the NYSE / ARCA Exchange.

The cash balances held at a major U.S. financial institution, which may exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

(11) Subsequent Events

The Company has performed an evaluation of subsequent events through August 28, 2013, which is the date the financial statements were issued and noted no subsequent events requiring disclosure.

SUPPLEMENTARY INFORMATION

Schedule I

TIBRA TRADING AMERICA LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2013

Total member's equity	$	8,026,173
Total member's equity qualified for net capital		8,026,173
Deductions:		
Nonallowable assets		(3,691,183)
Net capital before haircuts on securities positions		4,334,990
Deduct – Haircuts on securities		(192,088)
Net capital		4,142,902
Net capital requirements		248,624
Excess net capital	$	3,894,278
Net capital less 10% of aggregate indebtedness	$	3,769,968
Total aggregate indebtedness		3,729,340
Ratio of aggregate indebtedness to net capital		.90 to 1

There are no material differences between the above computation and the company's corresponding unaudited amended Form Focus Part II as of June 30, 2013 filed on July 24, 2013.

Schedule II

TIBRA TRADING AMERICA LLC

Exemptive Provisions under Rule 15c3-3

June 30, 2013

The company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii) of that Rule.

See accompanying report of independent registered public accounting firm.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of Tibra Trading America LLC:

In planning and performing our audit of the financial statements of Tibra Trading America LLC (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

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A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 28, 2013

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Report of Independent Accountants

To Tibra Trading America LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Tibra Trading America LLC (the "Company") for the year ended June 30, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries. No differences were noted.

2. Compared the Total Revenue amount reported on page four of the audited Form X-17A-5 for the year ended June 30, 2013 to the Total revenue amount of $18,749,410 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2013, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b(3), net loss from principal transactions in commodities in trading accounts, of $42,892,155 to the "SIPC 7 Worksheet – 6/30/2013" schedule provided by Dan Deering, Head of Finance, noting no differences.

    b. Compared additions on line 2b(4), interest and dividend expense deducted in determining item 2a, of $1,134,344 to the "Interest and Dividend Breakout – 6/30/2013" schedule provided by Dan Deering, Head of Finance, noting no differences.

    c. Compared deduction on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $1,779,539 to the "Interest and Dividend Breakout – 6/30/2013" schedule provided by Dan Deering, Head of Finance, noting no differences.

    d. Compared deductions on line 2c(8), other revenue not related either directly or indirectly to the securities business, of $2,870,428 to the 'SIPC 7 Worksheet – 6/30/2013" schedule provided by Dan Deering, Head of Finance, noting no differences.

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e. Compared deductions on line 2c(9)(i), total interest and dividend expense, of $1,141,894 to the "Interest and Dividend Breakout – 6/30/2013" schedule provided by Dan Deering, Head of Finance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $56,984,049 and $142,460, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 28, 2013